                                                               Exhibit (a)(1)(K)

FOR IMMEDIATE RELEASE


                 NTT COMMUNICATIONS EXTENDS VERIO TENDER OFFER;
               ANNOUNCES TERMINATION OF ANTITRUST WAITING PERIOD

TOKYO (June 15, 2000) NTT Communications Corporation ("NTT Communications") today announced that the expiration date of its tender offer for all outstanding shares of common stock, par value $.001 per share, all outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share, and certain warrants to purchase shares of common stock of Verio Inc. (NASDAQ: VRIO) has been extended until 12:00 midnight, New York City time, on Friday, June 30, 2000. The tender offer had been scheduled to expire at 12:00 midnight, New York City time, on Wednesday, June 14, 2000.

NTT Communications has been advised by Norwest Bank Minnesota, N.A., the Depositary for the tender offer, that as of June 14, 2000, approximately 52.21 million shares of Verio Inc. common stock (approximately 70.32 percent of the outstanding shares of common stock not already owned by NTT Communications and its subsidiaries) and approximately 4.10 million shares of Verio Inc. preferred stock had been validly tendered and not withdrawn pursuant to the offer.

In addition, on June 14, 2000, NTT Communications was advised by the U.S. Federal Trade Commission of the termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to the offer.

For further information, please contact Morrow & Co., Inc. at (800) 566-9061.

NTT Communications, a subsidiary of Nippon Telegraph and Telephone Corporation provides long distance international telecommunications reaching over 200 countries worldwide. Headquartered in Tokyo, NTT Communications' Arcstar services operate in about 50 countries and have significant presence in Asia Pacific, North America and Europe. Arcstar global services provide managed data, multimedia and Internet services to some of the largest companies in the world. NTT Communications' investment in its Managed Services, IP Infrastructure and Internet Portal will meet the growing demand for electronic commerce-based services from its business customers and home users. NTT Communications, with the OCN brand, is already one of the largest ISPs in Japan.

For more information about NTT Communications, visit the company's Web site at http://www.ntt.com/index-e.html.
-------------------------------